UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 16, 2023, MorphoSys AG (the “Company”) published the press release “MorphoSys and Incyte Announce Five-Year Results of L-MIND Study Showed Prolonged, Durable Responses in Relapsed or Refractory DLBCL Patients Treated with Monjuvi® (tafasitamab-cxix)”

Exhibits

99.1    MorphoSys and Incyte Announce Five-Year Results of L-MIND Study Showed Prolonged, Durable Responses in Relapsed or Refractory DLBCL Patients Treated with Monjuvi® (tafasitamab-cxix)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: April 16, 2023    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations

    By: /s/ i.A. Susanna Heine
        Name: Susanna Heine
            Title:     Manager Corporate
            Communications